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SECURITIES A
Was



06002307

ANNUAL

FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

 120 SE 6th Avenue, Suite 105
(No. and Street)

 Topeka _____ KS _____ 66603-3515 _____
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Richard L. Jacobs   785-233-5746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Berberich Trahan & Co., P.A.
(Name – if individual, state last, first, middle name)

 3630 SW Burlingame Road ____ Topeka _____ KS _____ 66611-2050
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/06

OATH OR AFFIRMATION

I, __Richard L. Jacobs__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OFG Financial Services, Inc.__ , as of __December 31__ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone   785 234 3427
Toll Free   800 530 5526
Facsimile   785 233 1768
www.cpakansas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberick Snehan + Co., P.A.

Topeka, Kansas
January 31, 2006

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS



Berberich Trahan & Co.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone   785 234 3427
Toll Free   800 530 5526
Facsimile   785 233 1768
www.cpakansas.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
January 31, 2006

RSM McGladrey Network
An Independently Owned Member

THIS PAGE INTENTIONALLY LEFT BLANK

	2005	2004
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 6,540	$ 11,670
Accrued liabilities:		
Commissions	286,655	241,905
Bonuses	184,688	239,121
Other	2,607	1,752
Income tax	44,050	6,699
Total liabilities	524,540	501,147
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares,		
issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	741,977	627,747
	908,977	794,747
	$ 1,433,517	$ 1,295,894

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions and concessions	$ 6,688,760	$ 6,136,128
Interest	29,315	8,151
	6,718,075	6,144,279
Expenses:		
Employee compensation and benefits	1,360,571	1,279,967
Commissions and clearing charges	4,718,143	4,310,674
Rent	68,943	61,191
Communications	52,579	45,174
Promotional costs	103,923	100,733
Supplies	45,844	48,002
Taxes, other than income taxes	50,325	43,957
Other operating expenses	124,827	146,056
	6,525,155	6,035,754
Income before income taxes	192,920	108,525
Provision for income taxes	78,690	34,579
Net income	$ 114,230	$ 73,946

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 3,250	$ 163,750	$ 553,801	$ 720,801
Net income			73,946	73,946
Balance at December 31, 2004	3,250	163,750	627,747	794,747
Net income			114,230	114,230
Balance at December 31, 2005	$ 3,250	$ 163,750	$ 741,977	$ 908,977

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 114,230	$ 73,946
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	16,732	26,730
Changes in assets and liabilities:		
Receivables	(59,467)	(40,182)
Prepaid expenses	1,142	9,987
Accounts payable	(5,130)	(292)
Accrued liabilities	28,523	257,778
Net cash provided by operating activities	96,030	327,967
Cash flows from investing activities:		
Purchase of furniture and equipment	-	(22,371)
Net increase in cash and cash equivalents	96,030	305,596
Cash and cash equivalents, beginning of year	813,966	508,370
Cash and cash equivalents, end of year	$ 909,996	$ 813,966

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2005	2004
Cash paid for income taxes	$ 41,339	$ 37,675

See accompanying notes to financial statements.

1 - <u>Organization and Summary of Significant Accounting Policies</u>

<u>Organization</u>

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

<u>Statements of Cash Flows</u>

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

<u>Commissions and Concessions Revenue</u>

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

<u>Furniture and Equipment</u>

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Capital leases are amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

At December 31, 2005, the bank balance of the Company's deposits was $ 519,002. Of this, $ 100,000 was covered by FDIC insurance, and $ 419,002 was uninsured.

3 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2005 and 2004 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2007. Annual lease expense for 2005 and 2004 was $ 64,570 and $ 57,528, respectively.

Minimum future lease payments are as follows:

2006	$ 65,935
2007	33,450
	$ 99,385

(Continued)

4 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 10% in 2005 and 2004. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2005 and 2004, the Company contributed $ 66,116 and $ 62,676, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

5 - Income Taxes

Provision for income taxes reflected on the statements of income represents current taxes. The tax rate is lower than the Federal statutory rate of 34% primarily due to the use of lower rates attributable to the first $ 50,000 of income of the graduated income tax brackets.

6 - Related Party Transactions

For 2005 and 2004, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

7 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2005 were:

Net capital	$ 737,411
Net capital requirements	100,000
Aggregate indebtedness	524,540
Aggregate indebtedness to net capital ratio	.70 to 1

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2005

No such liabilities exist at December 31, 2005.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Aggregate indebtedness - total liabilities	$	524,540
Net capital:		
Credit items:		
Common stock	$	3,250
Additional paid-in capital		163,750
Retained earnings		741,977
		908,977
Debit items:		
Nonallowable assets:		
Advances to salesmen		1,440
Commissions, concessions and other receivables		3,876
Furniture and equipment, net		34,806
Prepaid expenses		68,930
Haircut on money market account		62,514
		171,566
Net capital		737,411
Capital requirements		100,000
Capital in excess of requirements	$	637,411

Ratio of aggregate indebtedness to net capital is .70 to 1.

See independent auditors' report.

-11-

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

-12-

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2005

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for
    December 31, 2005, as previously filed $ 781,461

Reconciling items:
    Adjustment to income taxes   (44,050)

Net capital as shown on this report $ 737,411

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.